SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated June 10, 2008

Press Release dated June 11, 2008

Press Release dated June 12, 2008

Press Release dated June 26, 2008

Press Release dated June 30, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: June 30, 2008

PRESS RELEASE

ENI: ORDINARY SHAREHOLDERS’ MEETING APPOINTS BOARD OF DIRECTORS, STATUTORY AUDITORS AND CONFIRMS ROBERTO POLI AS CHAIRMAN

Eni SpA Ordinary Shareholders’ Meeting held on June 10, 2008 resolved to:

  set the number of the Directors, to be appointed by the Shareholders’ Meeting at nine, set a three financial year term for the Directors expiring on the date of approval Eni SpA 2010 Financial Statements and appoint the following Board of Directors:
  Roberto Poli, Chairman (1);
  Paolo Scaroni, Director (1);
  Alberto Clô, Director *(2);
  Paolo Andrea Colombo, Director *(1);
  Paolo Marchioni, Director (1);
  Marco Reboa, Director *(2);
  Mario Resca, Director *(1);
  Pierluigi Scibetta, Director (1);
  FrancescoTaranto, Director *(2);
  set the annual remuneration of the Chairman and of each Director;
  appoint the Statutory Auditors and set the remuneration of the Chairman and members of the Board of the Statutory Auditors. The Board of the Statutory Auditors term of office is three financial years, expiring on the date of approval of Eni SpA 2010 Financial Statements. The Statutory Auditors are:
  Ugo Marinelli, Chairman (2);
  Roberto Ferranti, Effective Auditor (1);
  Luigi Mandolesi, Effective Auditor (1);
  Tiziano Onesti, Effective Auditor (1);
  Giorgio Silva, Effective Auditor (2);
  Francesco Bilotti, Alternate Auditor (1);
  Pietro Alberico Mazzola, Alternate Auditor (2);

  to give the Board the authority to determine the compensation for the financial controller of Eni in accordance with guidance given by the Court of Accounts.

Biographies of the Directors and Statutory Auditors are available on www.eni.it.

Notes:

(1) Drawn from the list of candidates presented by the majority shareholder Ministry of Economy and Finance, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting.

(2) Drawn from the list of candidates presented by and voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

* Candidate who declared to possess the qualification of independence pursuant to Articles 148 of the Legislative Decree 58/98.

Company contacts:

Press Office: Tel. 02.52031875 - 06.59822030
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

ENI’S BOARD OF DIRECTORS RE-APPOINTS PAOLO SCARONI AS CHIEF EXECUTIVE OFFICER AND APPOINTS MEMBERS OF THE BOARD COMMITTEES

Rome, June 11, 2008 - Eni’s Board of Directors today re-appointed Paolo Scaroni as Chief Executive Officer. In this role he will be responsible for the management of the company, with the exception of specific responsibilities that are reserved for the Board of Directors and those that are not to be delegated according to the current legislation.

All Directors, except for the President and the Chief Executive Officer, have agreed to adhere to the independence requirements.

The Board of Directors has also appointed Mario Resca (as Chairman), Francesco Taranto, Alberto Clô and Paolo Andrea Colombo as members of the Compensation Committee, all independent as requested by Eni’s Code of Conduct and alternate; Marco Reboa (as Chairman), Francesco Taranto, Pierluigi Scibetta and Paolo Marchioni as members of the Internal Control Committee, all independent as requested by Eni’s Code of Conduct and alternate.

The Board of Directors has also instituted the Oil - Gas Energy Committee, which replaces the International Oil Committee, and set Alberto Clô (as Chairman), Marco Reboa, Mario Resca, Paolo Andrea Colombo and Pierluigi Scibetta as members.

The Board also ascertained that the auditors met requirements as set out by the Ministerial Decree No. 162 of March 30, 2000, as specified by Article 28.1 of the By-laws, as well as the independence requirements as stipulated by law and by the Eni Voluntary Code of Conduct.

Biographies and background information on the directors and auditors are published in the Corporate Governance section of the company website, www.eni.it.

The Board also amended its previously published financial calendar, rescheduling the date of the board meeting to approve the interim dividend from the originally planned date of July 30, 2008, to September 11, 2008. Aside from this change, the board confirmed the previously published 2008 corporate calendar, including the dates for coupon detachment and payment of the interim dividend for the financial year 2008.

Company contacts:

Press Office: Tel. 02.52031875 - 06.59822030
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni and NOC sign new petroleum contracts (EPSA IV) and establish the foundations for joint development of new oil & gas projects

San Donato Milanese (Milan), June 12, 2008 - In Tripoli today, Eni and NOC signed the six contracts of Exploration and Production Sharing (EPSA IV) that convert the original agreements that ruled oil and gas activity of Eni in the country. Contracts have been renewed for 25 years from January 2008. The new expiry dates set by the agreement are 2042 for production of oil and 2047 for gas.

EPSA contracts establish the terms for the future developments of the cooperation between the two companies on the basis of the strategic agreement signed in October 2007 and encompass initiatives aiming at exploiting the significant oil and gas potential in Libya.

Important initiatives in the gas sector are among the operations established within Eni’s plan to expand its activities in the country. These initiatives aim at supplying the local market and strengthening the hub of Mellitah with the upgrading of the gas export capacity.

Furthermore, the parties will focus their efforts on maximising the recovery of their existing oil fields through enhanced programs by applying the most advanced technology for the assisted recovery of hydrocarbons (CO2 injection and water alternate gas). They will also implement a new drilling campaign at nearby fields.

Eni has been present in Libya since 1959 and is currently the major foreign operator in the Country, with total average daily operated production in excess of 550,000 boepd.

The agreement underscores the strong relationship between Eni and NOC and establishes the foundations for important industrial initiatives which will consolidate Eni’s production growth targets in Libya. The agreement will also ensure greater energy security for Italy.

Company contacts:

Press Office: Tel. 02.52031875 - 06.59822030
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Update on discussions between Eni and Publigaz

San Donato Milanese (Milan), June 26, 2008 - Following Eni’s announcement of May 29, 2008 in relation to its proposed acquisition from Suez-Tractebel SA of a 57.243% interest in Distrigaz SA / Distrigas NV ("Distrigaz"), Eni confirms that it has signed a non-binding term sheet with Publigaz SCRL / Publigas CVBA ("Publigaz"), which owns a 31.25% interest in Distrigaz, in connection with the possible relationship between the parties in their capacity as reference shareholders of Distrigaz.

Eni and Publigaz are now in exclusive discussions with a view to signing, within a limited period of time, definitive documentation that will be binding and would include the waiver of Publigaz’s pre-emption right in respect of the 57.243% interest in Distrigaz and arrangements in relation to general corporate governance.

Company contacts:

Press Office: Tel. 02.52031875 - 06.59822030
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Rome, June 30, 2008 - Following a meeting today of the Eni SpA Board of Directors, Eni announces that Marco Mangiagalli, Chief Financial Officer, will leave the company and will be proposed as Chairman of Saipem, where he is already a member of the Board of Directors. Pietro Franco Tali will continue to act as Chief Executive Officer of Saipem. The Board of Directors expressed their appreciation to Mr. Mangiagalli for his services to the company over many years.

Alessandro Bernini, currently Chief Financial Officer of Saipem, will become Chief Financial Officer of Eni with effect from August 1. Mr. Bernini joined Eni in 1996 and has been the Chief Financial Officer of Saipem since 2001.

The Board of Directors also:

- confirmed the continuation of the Chairman’s powers to identify and promote integrated projects and international agreements of strategic importance, as provided for under the By-Laws;

- approved the amendment to Article 12.2 of the By-Laws to adopt the new legal term for approval of the separate financial statements of 120 days from closure of the financial year envisaged by the laws enacting the Transparency directive;

- confirmed Rita Marino, Chief Internal Auditor, as the Manager responsible for Internal Control, and appointed, with the approval of the Board of Statutory Auditors, the following members of the Compliance Committee pursuant to Legislative Decree No. 231 of 2001: Angelo Casò, an external member to act as Chairman; Giovanni Maria Garegnani, an external member; and, as internal members, Massimo Mantovani, Executive Vice President for Legal Affairs, Rita Marino, Chief Internal Auditor, Domenico Noviello, Executive Vice President for Legislation & Labor Disputes.

Contacts:

Press Office: Tel. 02.52031875 - 06.59822398
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it